FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Second Quarter 2017 Results
and Conference Call
Toronto, Ontario (June 30, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its second quarter 2017 financial results before the start of trading on Thursday, August 3, 2017. Senior management will host a conference call at 11:00 am ET on that day to discuss the results.

Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until September 3, 2017 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 3231172. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.